UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 40)*

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
(Name of Issuer)
_________________________

COMMON STOCK, Par Value $1 Per Share
(Title of Class of Securities)
_________________________

390064 10 3
(CUSIP Number)
_________________________

John D. Barline, Esq.
Williams, Kastner & Gibbs, LLP
1301 A Street, Suite 900
Tacoma, Washington 98402
(253) 552-4081

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
_________________________

Copy to:

Sarkis Jebejian, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000
_________________________

July 7, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 390064 10 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tengelmann Warenhandelsgesellschaft KG 51-0235841
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 21,995,371
	(9)	SOLE DISPOSITIVE POWER
	(10)	SHARED DISPOSITIVE POWER 21,995,371
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,995,371
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2%
(14)	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 390064 10 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tengelmann Verwaltungs- und Beteiligungs GmbH
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 21,995,371
	(9)	SOLE DISPOSITIVE POWER
	(10)	SHARED DISPOSITIVE POWER 21,995,371
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,995,371
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2%
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 390064 10 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christian Wilhelm Erich Haub ###-##-####
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) AF and PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 701,001A
	(8)	SHARED VOTING POWER 21,995,371B
	(9)	SOLE DISPOSITIVE POWER 701,001A
	(10)	SHARED DISPOSITIVE POWER 21,995,371B
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,696,372A, B
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.4%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

A	INCLUSIVE OF OPTIONS TO PURCHASE 459,511 SHARES OF THE COMPANY’S COMMON STOCK.
B
INCLUSIVE OF 21,995,371 SHARES OF THE COMPANY’S COMMON STOCK HELD BY TENGELMANN (AS DEFINED BELOW), BUT EXCLUSIVE OF 500 SHARES OF THE COMPANY’S COMMON STOCK HELD BY THE WIFE OF CH (AS DEFINED BELOW) IN RESPECT OF WHICH CH DISCLAIMS ANY POWER TO VOTE, OR TO DIRECT VOTING, AND ANY POWER TO DISPOSE, OR TO DIRECT DISPOSITION.

CUSIP No. 390064 10 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Karl-Erivan Warder Haub ###-##-###
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 21,995,371
	(9)	SOLE DISPOSITIVE POWER
	(10)	SHARED DISPOSITIVE POWER 21,995,371
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,995,371
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 390064 10 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erivan Karl Haub ###-##-####
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) AF and PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 180,100
	(8)	SHARED VOTING POWER 21,995,371A
	(9)	SOLE DISPOSITIVE POWER 180,100
	(10)	SHARED DISPOSITIVE POWER 21,995,371A
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,175,471
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.5%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

A
INCLUSIVE OF 21,995,371 SHARES OF THE COMPANY’S COMMON STOCK HELD BY TENGELMANN (AS DEFINED BELOW), BUT EXCLUSIVE OF 15,550 SHARES OF THE COMPANY’S COMMON STOCK HELD BY THE WIFE OF EKH (AS DEFINED BELOW) IN RESPECT OF WHICH EKH DISCLAIMS ANY POWER TO VOTE, OR TO DIRECT VOTING, AND ANY POWER TO DISPOSE, OR TO DIRECT DISPOSITION.

This Amendment No. 40 amends the statement on Schedule 13D by Tengelmann Warenhandelsgesellschaft KG, a limited partnership organized under the laws of the Federal Republic of Germany (“Tengelmann”); Tengelmann Verwaltungs- und Beteiligungs GmbH, a limited liability company authorized under the laws of the Federal Republic of Germany (“TVB”); Erivan Karl Haub (“EKH”); Karl-Erivan Warder Haub (“KEH”); and Christian Wilhelm Erich Haub (“CH”) (collectively, the “Reporting Persons”) filed with the Securities and Exchange Commission (the “Commission”) as heretofore amended and restated on December 11, 2008 (the “Statement”).  The address of the principal office of both Tengelmann and TVB is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany. EKH is a citizen of the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany.  KEH is a citizen of the United States and the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany.  CH is a citizen of the United States and the Federal Republic of Germany whose business address is 2 Paragon Drive, Montvale, New Jersey 07645.

This Amendment relates to the Common Stock, par value $1 per share (the “Common Stock”), of The Great Atlantic & Pacific Tea Company, Inc., a Maryland corporation (the “Company”).  The principal executive offices of the Company are located at 2 Paragon Drive, Montvale, New Jersey 07645.

Items 3, 4 and 5 of the Statement are hereby amended as follows below. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Statement.

Item 3.                     Source and Amount of Funds or Other Consideration

Since December 11, 2007, EKH has acquired 20,000 shares of Common Stock for an aggregate purchase price of $557,360.  Since December 11, 2007, CH has acquired 170,833 shares of Common Stock for an aggregate purchase price of $1,511,887.52.  The funds used by both EKH and CH to purchase all such shares consisted of their respective personal funds.

The shares of Common Stock being beneficially owned by Tengelmann, TVB, KEH, CH, and EKH (other than the shares referred to in the previous paragraph) were acquired by Tengelmann, KEH, CH and EKH in transactions which have been previously described in filings pursuant to Rule 13d-1 and Rule 13d-2 under the Act on Schedule 13D.

Item 4.                     Purpose of Transaction

Tengelmann holds the shares of Common Stock it owns as an investment.  Except for CH serving as Executive Chairman of the Company, and Dr. Andreas Guldin (who was from July 2005 until April 2007 Senior Executive Vice President (Corporate Finance) and Co-chief financial officer of Tengelmann, and since May 2007 has been Managing Director of US Corporate Development of Tengelmann), serving as Executive Managing Director, Strategy & Corporate Development and a member of the Board of Directors of the Company (the “Board”), Tengelmann does not participate in the day-to-day management of the Company, and it does not have any present intention to increase its participation in the day-to-day management.  Tengelmann reserves the right, however, to increase its participation in the day-to-day management of the Company, to the extent it deems such participation appropriate, and the size of its holdings of Common Stock gives it power to do so.

Tengelmann and the Company are parties to a Stockholder Agreement dated as of March 4, 2007 (a description of which is set forth in Amendment No. 39 to the Statement and is incorporated herein by reference in its entirety and is qualified by reference to the full text of the Stockholder Agreement, a copy of which was filed as Exhibit 1 to Amendment No. 38 to the Statement and is incorporated herein by reference in its entirety) (the “Stockholder Agreement”).  The Stockholder Agreement provides that for so long as Tengelmann’s Outstanding Percentage Interest in the Company (as defined below) is at least 10%, Tengelmann will have the right to designate nominees to the Board in proportion to its Outstanding Percentage Interest.  “Outstanding Percentage Interest” is defined in the Stockholder Agreement and generally refers to the percentage of the total outstanding securities of the Company having the right to vote in any election of members of the Board that is beneficially owned by Tengelmann and its affiliates, without giving effect to decreases attributable to issuances of new equity securities by the Company (subject to specified exceptions).  As a result, the approximately 8.1 million shares of Common Stock issued by the Company in context with the Share Lending Agreements of the Company with Bank of America, N.A. and Lehman Brothers International (Europe) Limited (filed as Exhibits 10.9 and 10.10 to Form 8-K filed by the Company on December 12, 2007, as amended by amendments to these agreements filed as Exhibits No. 10.1 and 10.2 to the Form 8-K filed December 17, 2007) are ignored in determining Tengelmann’s Outstanding Percentage Interest of approximately 46% as of July 7, 2008.

Based on the current trading price of the Common Stock, Tengelmann expects to acquire additional shares of Common Stock, either on the open market or otherwise.  Because any additional acquisition of Common Stock by Tengelmann would require clearance under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), on July 7, 2008, Tengelmann submitted for filing on July 8, 2008, a Notification and Report Form (the “HSR Filing”) under the HSR Act with respect to an acquisition by Tengelmann of additional shares of Common Stock that could result in Tengelmann’s Ownership Percentage Interest exceeding fifty percent.  The actual number of shares of Common Stock to be acquired by Tengelmann will depend on a variety of factors, including, without limitation, current and anticipated future trading prices of Common Stock and the availability of Common Stock, including any blocks of Common Stock and Tengelmann’s evaluation of the benefits to it of gaining additional representation on the Board.

Tengelmann expects to continue to nominate persons for election as directors of the Company in accordance with the corporate governance provisions of the Stockholder Agreement.  In addition, Tengelmann intends to seek to influence the composition of the Board (including by nominating, voting for and soliciting votes in favor of candidates for the Board) and the corporate governance and management and strategy of the Company in general, subject to the corporate governance provisions of the Stockholder Agreement.

Of the nine current directors of the Company, the following four were nominated by Tengelmann:

John D. Barline (“JDB”)
Dr. Jens-Juergen Boeckel (“JJB”)
Christian Wilhelm Erich Haub
Dr. Andreas Guldin (“AG”)

In the event that Tengelmann acquires additional shares of Common Stock such that its Outstanding Percentage Interest exceeds 50%, it is Tengelmann’s intention to exercise its rights to designate a majority of members of the Board in accordance with and pursuant to the Stockholder Agreement.  Based on Tengelmann’s current Outstanding Percentage Interest, if Tengelmann acquires approximately 2 million additional shares of Common Stock, its Outstanding Percentage Interest will exceed 50%.

Tengelmann regularly reviews its investment in the Company and, depending on the results of any such review, Tengelmann may decide to alter its strategy in respect of its investment in the Company in light of the investment objectives and policies of the Reporting Persons, the Company’s business, financial condition and operating results, general market and industry conditions or other factors.  Subject to the corporate governance provisions of the Stockholder Agreement, the Reporting Parties may in the future exercise any and all of their respective rights as shareholders of the Company, including to cause or facilitate one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  For example, the Reporting Parties may purchase or sell shares of Common Stock in the open market or in private transactions or launch a tender offer for shares of Common Stock.  Subject to the corporate governance provisions of the Stockholder Agreement, the Reporting Parties may also encourage, solicit or vote shares of Common Stock to approve:

●	an extraordinary transaction;

●	a change to the composition or size of the Board or the terms to be served by directors or a nomination to fill an existing vacancy on the Board or a change to the Company’s management;

●	a change to the Company’s business or corporate structure;

●	a change to the Company’s charter or bylaws, including a change which may impede or facilitate the acquisition of control of the Company by any person; or

●
causing the Common Stock, or any other securities of the Company that may be listed on the New York Stock Exchange or any other national securities exchange or quoted on any inter-dealer quotation system, to be delisted from such exchange or no longer be authorized to be quoted on such system, or the registration of any such securities under federal securities laws to be terminated.

Other than contemplated in the HSR Filing or described above, as of the date of this Amendment, none of the Reporting Parties nor, to the best knowledge of the Reporting Parties, any of the members of the Board nominated by Tengelmann has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                     Interest in Securities of the Issuer

(a) - (b)

As of the close of business on July 7, 2008, EKH, TVB, CH, and KEH were the beneficial owners (through Tengelmann) of 21,995,371 shares of Common Stock, constituting approximately 38.16% of the outstanding shares of Common Stock (according to the Form 14A filed by the Company on June 3, 2008, there were outstanding 57,634,195 shares of Common Stock as of May 27, 2008) and share the power to vote, or direct the vote of, and the power to dispose and direct the disposition of, such shares.  In addition, as of the close of business on July 7, 2008, EKH was the direct beneficial owner of 180,100 shares of Common Stock constituting approximately .31% of the outstanding shares of Common Stock and has the sole power to vote and dispose of such shares.  Also, as of July 7, 2008, CH was the direct beneficial owner of 241,490 shares of Common Stock in addition to options to purchase 459,511 shares of Common Stock constituting approximately 1.22% of the outstanding shares of Common Stock and has the sole power to vote and dispose of such shares.

As of the close of business on July 7, 2008 to the best knowledge of the Reporting Parties, the directors of the Company suggested for nomination by Tengelmann (other than CH, who is a Reporting Party) were the beneficial owners of shares of Common Stock as set forth in Appendix A hereto.  JDB, a citizen of the United States whose business address is Williams, Kastner & Gibbs, LLP, 1301 A Street, Suite 900, Tacoma, Washington 98402, is an attorney of counsel at Williams, Kastner & Gibbs, LLP, a director and corporate secretary of Sun Mountain Resorts, Inc. and a director of Sun Mountain Lodge, Inc., Wissoll Trading Company, Inc., the Le May Automobile Museum and the Company.  JJB, a citizen of the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany, is the chief financial officer of Tengelmann, a member of the Supervisory Board of Kaiser’s Tengelmann AG, chair of the Family Council, chairman of the advisory Board of Fahrzeug-Werke Lueg AG and a director of the Company.  AG, a citizen of the Federal Republic of Germany, whose business address is 2 Paragon Drive, Montvale, NJ 07645, is an Executive Managing Director, Strategy & Corporate Development and a member of the Board of the Company.  AG was previously a Senior Executive Vice President (Corporate Finance) and co-chief financial officer of Tengelmann, a role which he held from July 2005 until April 2007, and from May 2007 has served as Tengelmann’s Managing Director of US Corporate Development.

Except as described in the preceding paragraphs, neither the Reporting Parties nor, to the best knowledge of the Reporting Parties, any other person named in Item 2 of the Statement or any person who, together with any Reporting Party or any other persons named in Item 2 of the Statement, comprise a group within the meaning of Section 13(d)(3) of the Act, owns beneficially any shares of Common Stock.  Except as described in the preceding paragraphs, each of the Reporting Parties disclaim any power to vote, or to direct the voting of, or any power to dispose, or to direct the disposition of, the shares owned by the other Reporting Parties, JDB, AG, JJB or the wives of EKH or CH.  Each of the Reporting Parties expressly declares that the filing of this statement shall not be construed as an admission that such reporting party is, for purposes of Section 13 of the Act, a beneficial owner of the shares of Common Stock owned by JDB, AG or JJB.

None of JDB, AG or JJB, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)

Within the last 60 days, EKH has acquired 5,000 shares of Common Stock on the open market on May 20, 2008 for a purchase price per share of $ 25.00.

(d) - (e)

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TENGELMANN WARENHANDELSGESELLSCHAFT KG,

by	Tengelmann Verwaltungs-und Beteiligungs GmbH, as Managing Partner

	by	/s/ Christian Wilhelm Erich Haub
		Name:	Christian Wilhelm Erich Haub

		Title:	Co-CEO

TENGELMANN VERWALTUNGS- UND BETEILIGUNGS GMBH,

	by	/s/ Christian Wilhelm Erich Haub
		Name:	Christian Wilhelm Erich Haub

		Title:	Co-CEO

	by	/s/ Karl-Erivan Warder Haub
		Name:	Karl-Erivan Warder Haub

`	by	/s/ Christian Wilhelm Erich Haub
		Name:	Christian Wilhelm Erich Haub

	by	/s/ Erivan Karl Haub
		Name:	Erivan Karl Haub
By John D. Barline
Attorney-in-Fact

The Powers of Attorney executed by EKH authorizing JDB to sign and file this Amendment on his behalf, which was filed as Exhibit 2 to Amendment No. 34 to the Statement filed with the Securities and Exchange Commission on May 15, 1997, by such Reporting Party is hereby incorporated by reference.

July 7, 2008

Appendix A

Persons Named in Item 5(a) (other than the Reporting Parties)*	Number of Shares**	Percentage of Outstanding Shares***

JDB	39,177	****
JJB	22,287	****
AG	9,411	****

*           To the best knowledge of the Reporting Parties, each such person has the sole power to vote and dispose of his or her shares of Common Stock, other than 500 shares of Common Stock owned by JDB’s mother.

**         The amounts shown include all options and deferred compensation awards granted under Company plans regardless of whether exercisable within 60 days.  The number of options included in the total number of owned shares are 465 for JDB and 2,529 for JJB.  The number of shares to be granted under deferred compensation plan included in the total number of owned shares are 22,267 for JDB and 9,167 for JJB.

***       According to the Form 14A filed by the Company on June 3, 2008, there were outstanding 57,634,195 shares of Common Stock as of May 27, 2008.

****     Less than 1%.